

August 31, 2012

Via E-mail
Minhua Chen
Chief Executive Officer
China Yida Holding, Co.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P.R. China 350003

> **Re:** **China Yida Holding, Co.**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Amendment No. 1 to Form 10-Q for the Fiscal Period Ended March 31, 2012**
> **Filed July 26, 2012**
> **Form 10-Q for the Fiscal Period Ended June 30, 2012**
> **Filed August 13, 2012**
> **Response dated August 21, 2012**
> **File No. 001-34567**

Dear Mr. Chen:

We have reviewed your filings and your response dated August 21, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-K

"We have a contractual relationship with Fujian Jiaoguang Media…," page 19

1. We note your response to comment 1 from our letter dated August 6, 2012. Please tell us why Fujian Jiaoguang continues to incur expenses (as noted in your response). In future filings, including your next Form 10-Q, please expand this risk factor to clearly state that

Fujian Jiaoguang has current assets and liabilities and explain why. Your revised disclosure should also address the risk that, as a result of Fujian Jiaoguang being a variable interest entity instead of a directly owned subsidiary, you may face increased risks associated with the possession, security and control over the chops for this entity and control over the individuals who may have access to its bank accounts.

Yunding Park, page 6

2. We note your response to comment 3 from our letter dated August 6, 2012. Please confirm that you will revise your disclosure in future filings to clarify that there is no agreement between Hong Kong Yi Tat and Fujian Yida regarding payment or entitlement to revenue under the Tourist Destination Cooperative Agreement or any other agreement.

Form 10-Q for the Fiscal Period Ended June 30, 2012

Bank Loans, page 31

3. We note that the company has obtained an additional loan from China Minsheng Banking Corp., Ltd. for approximately $1.59 million, and it appears that it has increased the size of its prior loan from China Minsheng Banking Corp, Ltd. to $9.35 million (from approximately $6.10 million on March 31, 2012). Please file these loan agreements and amendments to the loan agreements, if applicable, as exhibits to an amendment to your Form 10-Q. In addition, please confirm your understanding of the company's ongoing requirement to file its material contracts. Refer to Item 601(b)(10) of Regulation S-K as well as comment 49 of our letter dated August 2, 2011, comment 38 of our letter dated September 22, 2011, comment 23 of our letter dated April 24, 2012, and comment 13 of our letter dated June 14, 2012.

You may contact Dean Suehiro, Staff Accountant at (202) 551-3458 or Robert Littlepage, Accountant Branch Chief at (202) 551-3705 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Kathleen Krebs, Special Counsel at (202) 551-3702 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Eric M. Stein, Esq.